September 21, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cotelligent, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004, Filed April 15, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 15, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005, Filed August 12, 2005

Ladies and Gentlemen:

We are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in the Staff’s September 8, 2005 letter to Cotelligent, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Commission by the Company on April 15, 2005 (the “10-K”) and the Quarterly Reports on Form 10-Q for the three months ended March 31, 2005 and June 30, 2005 as filed with the Commission by the Company on May 15, 2005 and August 12, 2005, respectively (the “10-Q’s”).

In response to the Staff’s letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

1. Comment: We note in your statements of cash flows you include a separate line item for cash flows from discontinued operations. If you intend to maintain the presentation of separate cash flow information for discontinued operations, your statements of cash flows should separately disclose cash flows from operating, investment and financing activities related to discontinued operations. Additionally, your disclosure of operating cash flows should show all components of operating cash flow related to discontinued operations rather than the net operating cash flows. Please tell us how you intend to comply with these reporting requirements. Refer to Footnote 10 of SFAS 95.

Securities and Exchange Commission

Division of Corporation Finance

Response: We advise the Staff that the Company does not intend to maintain the presentation of separate cash flow information for discontinued operations and the Company is today filing amendments to its 10-K and 10-Q’s amending statements of cash flows included on the 10-K and 10-Q’s in accordance with SFAS 95 to include and combine the cash flows from discontinued operations within operating, financing and investing activities together with the cash flows of the continuing operations.

* * * * *

In connection with the Company’s response to the Staff’s comment letter dated September 8, 2005, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K and 10-Q’s;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K and 10-Q’s; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Curtis Parker, the Company’s Chief Financial Officer (415.477.9900) or Mark Kelly, Audit Partner with Rowbotham & Company (the Company’s independent public accountants) (415.433.1177) with any questions regarding the foregoing.

Very truly yours,

Curtis Parker

cc:	Cotelligent, Inc.
James R. Lavelle – Chairman and Chief Executive Officer

Rowbotham & Company
Mark Kelly

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